SEC FILE NUMBER
000-16674

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ N-CSR

For Period Ended: September 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Imperial Sugar Company

Full Name of Registrant

8016 Highway 90-A, P.O. Box 9

Address of Principal Executive Office (Street and Number)

Sugar Land, Texas 77487-0009

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Imperial Sugar Company (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended September 30, 2011 (the “Form 10-K”) by the prescribed date without unreasonable effort or expense. The Company has not received audited financial statements from Louisiana Sugar Refining, LLC, a significant equity method investee. Additionally, the Company has not finalized the accounting adjustments required to be recorded for the year ended September 30, 2011, concerning equity investment carrying values, asset impairment values and derivative gain recognition. As a result of these items, additional time is required for the Company to complete its financial statements and for the Company’s auditors to complete their audit of the Company’s financial statements for the year ended September 30, 2011. The Company believes that the Form 10-K will be completed within the fifteen day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

H.P. Mechler	(281)	491-9181
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). YES ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? YES ☒ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on unaudited, preliminary estimates, the Company expects to report a net loss of between $50 and $55 million for the year ended September 30, 2011, compared to net income of approximately $137 million for the year ended September 30, 2010. The following table sets forth certain unaudited, preliminary financial information for fiscal 2011 compared to the audited data for fiscal 2010.

	Year Ended September 30, (In Millions)
	2011(unaudited)	2010
Net Sales	$848	$908
Insurance Gains	—	$278
Operating Income (Loss)	$(49) to $(51)	$209
Income Before Income Taxes	$(56) to (61)	$213
Benefit (Provision) for Income Taxes	$6	$(76)
Net Income (Loss)	$(50) to $(55)	$137

The current year results are primarily the result of lower margins resulting from higher raw sugar costs which were not fully offset by higher sales prices, high operating costs at the Port Wentworth refinery, operating and impairment losses on joint ventures operations and a valuation allowance for net operating loss carryforwards impacting the recognized income tax provision. The recognition of insurance and derivative gains had a significant impact on the Company’s reported earnings during the two most recent fiscal years.

In December 2009, the Company settled the property insurance claim relating to the Port Wentworth accident and recorded pretax gains; the Company did not recognize any gains from insurance claims for fiscal 2011. Non-operating income is expected to decline from fiscal 2010 primarily due to the Company’s share of operating losses at Louisiana Sugar Refining, LLC (“LSR”) as well as impairment losses on the Company’s investments in LSR and its former Mexican marketing joint venture.

The Company anticipates that its Form 10-K for the year ended September 30, 2011, will include an explanatory paragraph from the Company’s independent registered public accounting firm expressing substantial doubt about its ability to continue as a going concern. The Company is currently in compliance with the covenants of its bank credit agreement; however future cash needs, including capital expenditures, pension contributions, and margin requirements of the commodity futures program, as well as the need to fund possible future operating losses in the event current margin pressures continue, could trigger the applicability of financial covenants and other restrictions contained in the bank credit agreement. In such an event, it is possible that the Company will not be in compliance with such covenants and will need to seek a waiver from its lenders in order to avoid an event of default under the bank credit agreement. There is no assurance that such a waiver will be obtained from our lenders or that the lenders would not condition a waiver on the Company’s agreement to terms that could materially limit the Company’s ability to make additional borrowings or that could be otherwise disadvantageous.

The Company is attempting to enhance operating cash flow by increasing sales prices and improving operating efficiencies, and is reviewing opportunities to improve liquidity, including potential asset sales. However, there is no assurance that these steps will improve the Company’s financial condition sufficiently to avoid the consequences under the bank credit agreement described above.

Note: This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict. Actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

Imperial Sugar Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	December 14, 2011	By:	/s/ H.P. Mechler
		Name:	H.P. Mechler
		Title:	Senior Vice President and Chief Financial Officer

EXHIBIT

December 14, 2011

Imperial Sugar Company

9016 Highway 90A

Sugar Land, Texas 77479

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Imperial Sugar Company on or about December 14, 2011, which contains notification of Imperial Sugar Company’s inability to file its Form 10-K by December 14, 2011. We have read Imperial Sugar Company’s statements contained in Part III therein and we agree with the statement that, as of this date, we have been unable to complete audit procedures considered necessary prior to the issuance of our Report of Independent Registered Public Accounting Firm on the consolidated balance sheet, consolidated statement of operations and changes in shareholders’ equity and cash flows of Imperial Sugar Company for the year ended September 30, 2011, to be included in Imperial Sugar Company’s Form 10-K for the year ended September 30, 2011.

Very truly yours,

/s/ Deloitte & Touche LLP

Houston, Texas